As filed with the Securities and Exchange Commission on June 26, 2013.
Registration No. 333- 189190
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	33-0933072
(State of Other Jurisdiction of Incorporation of Organization)	(I.R.S. Employer Identification No.)

25242 Arctic Ocean Drive Lake Forest, California 92630 (949) 399-4500	W. Brian Olson President and Chief Executive Officer Quantum Fuel Systems Technologies Worldwide, Inc. 25242 Arctic Ocean Drive Lake Forest, California 92630 (949) 399-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1),(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (5)
Common stock, $0.02 par value per share, underlying warrants	4,630,480	$0.5050 (3)	$2,338,392(3)
Common stock, $0.02 par value per share, underlying warrants	1,545,000	$1.00 (4)	$1,545,000(4)
Total	6,175,480		$3,883,392	$529.69

(1)
Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)	All of the shares of common stock offered hereby are for the account of the selling stockholders.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, based upon the current exercise of the warrants.

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, based upon the current exercise of price of the warrants.

(5)	Previously paid.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION, JUNE 26, 2013
PROSPECTUS

6,175,480 Shares
QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.
Common Stock
This prospectus relates to the resale by the selling security holders named herein of up to 6,175,480 shares of our common stock issuable upon the exercise of warrants. Of this amount, 4,630,480 are issuable upon exercise of “A” warrants that were sold by us in a private placement that we completed on October 27, 2006, which we refer to herein as the October 2006 Warrants, and 1,545,000 are issuable upon exercise of warrants sold by us in a private placement transaction that we completed on January 24, 2013, which we refer to herein as the January 2013 Warrants. We are not selling any shares of common stock in this offering and, therefore, will not receive any proceeds from this offering. If any of the warrants are exercised (excluding warrants exercised on a cashless basis, if applicable), we will receive the exercise price of the warrants. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.
Our common stock is quoted on The Nasdaq Capital Market under the symbol “QTWW.” The last reported sale price of our common stock on June 24, 2013, was $0.52 per share.
The shares included in this prospectus may be sold by the selling security holders from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling security holders may engage brokers or dealers who may receive commissions or discounts from the selling security holders. Any broker-dealer acquiring the common stock from the selling security holders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See “Plan of Distribution” beginning on page 12.

INVESTING IN THE OFFERED SECURITIES INVOLVES RISKS. YOU SHOULD READ THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT AND ALL OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 8 OF THIS PROSPECTUS.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS , 2013.

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	1
PROSPECTUS SUMMARY	3
THE OFFERING	7
RISK FACTORS	8
USE OF PROCEEDS	9
SELLING SECURITY HOLDERS	9
PLAN OF DISTRIBUTION	12
DESCRIPTION OF CAPITAL STOCK	14
WHERE YOU CAN FIND MORE INFORMATION	20
INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS	20
LEGAL MATTERS	21
EXPERTS	21
DISCLOSURE OF COMMISSIONS POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES	21

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
All statements included in this prospectus and the documents incorporated herein by reference, other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act. Forward-looking statements can generally be identified by words such as “may,” “could,” “will,” “should,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology. Examples of forward-looking statements made herein and in the documents incorporated by reference herein include, but are not limited to, statements regarding:

•	the estimated net proceeds we may receive upon the exercise of warrants for cash;

•	our expected use of proceeds we may receive upon the exercise of warrants for cash;

•	our belief that we will need and be able to raise additional capital to repay debt, fund our future operations and to support our manufacturing expansion plans;

•	whether our appeal of the Staff’s delisting determination will be successful;

•	the effect that a delisting of our common stock from The NASDAQ Capital Market could have on the market value of our stock;

•	our expectation of additional product revenue from the sale of our recently introduced CNG tank technology;

•	our belief that our current operating plan and business strategy will allow us to achieve profitability;

•
our expectation that we will realize improvement in our gross margins in calendar 2013 as we anticipate increased shipments of our CNG tanks incorporating lower material costs and improvements in manufacturing efficiencies;

•	our plan to expand our annual tank production manufacturing by the end of calendar 2013;

•	our expectations of the level of growth in the natural gas, hybrid, plug-in hybrid and fuel cell and alternative fuel industries;

•
our intention to focus our product development efforts on expanding our CNG storage and fuel systems product offering and advancing our CNG storage and fuel system solutions technologies to further improve performance, weight, and cost;

•	our expectation that the U.S., state and local governments will continue to support the advancement of alternative fuel and renewable energy technologies through loans, grants and tax credits;

•	our belief that the price of natural gas will stay relatively low for the foreseeable future, which we expect will continue to drive demand for our CNG tanks and fuel systems;

•	our belief that there is significant and immediate opportunity for us in the CNG vehicle market;

•	our belief that both passenger CNG vehicles we are working on with OEMs will be commercially available in 2014;

•	our belief that we have a competitive advantage over our competitors;

•	our expectation that we will face increased competition in the future as new competitors enter the CNG market and advanced technologies become available;

•	the impact that new accounting pronouncements will have on our financial statements;

•	the effect that Asola’s dispute with its solar cell supplier could have on our financial statements;

•	our expectation that we will recognize non-cash gains or losses on our derivative instruments each reporting period and that the amount of such gains or losses could be material; and

•	our expectation that the market price of our common stock will continue to fluctuate significantly.
Although we believe the expectations and intentions reflected in our forward-looking statements are reasonable, we cannot assure you that these expectations and intentions will prove to be correct. Various risks and other factors, including those identified in this prospectus supplement under the “Risk Factors” section and those included in our other public filings that are incorporated herein by reference, could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements.
Many of the risk factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements. These statements are made only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

PROSPECTUS SUMMARY
The following summary highlights selected information contained in or incorporated by reference into this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should carefully read the entire prospectus, including the documents incorporated by reference.
About Quantum
In this prospectus, the terms “Quantum,” “Company,” “we,” “us,” and “our” refer to Quantum Fuel Systems Technologies Worldwide, Inc. and its subsidiaries.
We are a leader in the design, development and production of compressed natural gas (CNG) storage tanks and packaged fuel systems and other advanced fuel and propulsion systems for alternative fuel vehicle applications including hydrogen, electric, hybrid electric and plug-in hybrid electric vehicles (PHEV).
We classify our business operations into three reporting segments: Fuel Storage & Vehicle Systems, Renewable Energy and Corporate. The Renewable Energy business segment, consisting entirely of the operations of Schneider Power Inc. (Schneider Power), is now classified as discontinued operations as discussed further below. The Corporate segment consists of general and administrative expenses incurred at the corporate level that are not directly attributable to the Fuel Storage & Vehicle Systems or Renewable Energy business segments. Corporate expenses consist primarily of personnel costs, share-based compensation costs and related general and administrative costs for executive, finance, legal, human resources, investor relations and our board of directors.
Fuel Storage & Vehicle Systems Segment
We primarily manufacture and supply CNG storage and fuel systems for a variety of heavy, medium and light-duty trucks and passenger vehicles. We also provide design, engineering development and packaging, production validation and system integration for transportation applications. For hybrid and PHEV vehicle applications, we provide powertrain engineering, electronic control, software strategies and system integration. We also design, engineer and manufacture alternative fuel concept vehicles and hydrogen refueling systems primarily for use in the transportation, aerospace, and defense industries.
Our products and services are designed to offer our customers a clean and cost-effective alternative to gasoline and diesel powered vehicles, which, in turn, enables our customers to benefit from significantly lower fuel prices, contribute to a cleaner environment, meet average fuel economy mandates, and help our country reduce its dependence on foreign oil.
The current market for CNG and other alternative fuel systems is the emerging world market for alternative fuel passenger, commercial, fleet, industrial and military vehicles. We sell our products and services direct to vehicle level original equipment manufacturers (OEM), system integrators for OEM level applications and through aftermarket integrators.
We believe there is a significant and immediate opportunity for us in the CNG vehicle market. We have experienced substantial year-over-year growth in sales of our CNG tanks and packaged fuel systems. During calendar 2012 and calendar 2011, we received approximately $19.1 million and $5.8 million in new purchase orders, respectively, for our CNG storage tanks and systems, representing a 231% increase in 2012. We believe the price of natural gas will stay relatively low for the foreseeable future, which we expect will continue to drive demand for our carbon-composite high-capacity CNG storage systems.
We manufacture one of the industry’s lightest Type IV polymer-lined composite storage tanks for use in CNG applications. Because of the lightweight nature of our storage tanks, less structure for mounting support is required, thereby reducing the overall fuel system weight and increasing available payload. In addition, our large volume tanks maximize onboard storage capacity resulting in greater driving range. In November 2012, we announced the introduction of our new and enhanced Q-LiteTM line of natural gas storage tanks, which are designed to further maximize vehicle range by means of dematerialization and application of next generation materials.
Our CNG storage tanks have been tested for compliance with the U.S. industry standard CSA NGV2 and in some cases to the Canadian CSA B51 Part II standard. Our tanks meet the U.S. Federal Motor Vehicles Safety Standard FMVSS 304. Our tanks are available for sale in the U.S. and Europe, and some tank models are available for sale in Canada.
Our CNG packaged fuel systems are comprised of high pressure tanks and fuel delivery regulation and control systems designed to improve efficiency, enhance power output, and reduce harmful emissions. Our integrated and packaged systems typically incorporate our Q-Lite composite tanks and leverage our expertise in safety-critical structural design, high strength materials and topology optimization to provide intelligent lightweight systems that maximize on-board fuel storage and contribute to superior fuel economy, handling and low emission performance. We offer a variety a packaged fuel systems including one that allows Class 8 trucks to travel up to 500 miles before refueling. In December 2012, we announced the launch of pre-assembled, quality tested and fully-validated CNG storage modules and system assemblies for quick integration onto a variety of vehicle platforms.
The primary market for CNG systems is currently light, medium and heavy-duty trucks. The cost savings offered to fleets by using natural gas as a fuel compared to gasoline or diesel is significant and compelling. We believe that natural gas is the most cost effective fuel available on the market today and we expect the trucking industry to continue to transition a greater percentage of their fleet vehicles to run on natural gas systems due to the current favorable economics of natural gas. We are under contract to provide CNG fuel storage systems to an OEM level system integrator for light-duty trucks and started delivering those systems in 2012. We currently supply our CNG storage tanks to approximately 20 integrators for use in light to medium duty truck applications. Additionally, on May 15, 2013, we announced that we had received $10.3 million in new orders for natural gas tanks and systems during the first quarter of 2013 and that our backlog for natural gas tanks tanks and systems was $17.4 million as of March 31, 2013.
As the market continues to adjust to the underlying economic benefits of natural gas, we believe there will be substantial opportunities in the passenger vehicle market. During 2012, we worked on the development and integration of a natural gas fuel system for a passenger vehicle under a planned production program for an automotive OEM. In February 2013, we entered into an agreement with another automotive OEM for the development and potential supply of a CNG storage system for a popular full size passenger vehicle platform. The development portion of this program is expected to be completed in the first quarter of 2014. Both passenger vehicles are expected to be commercially available in 2014.
We also design, develop and manufacture advanced lightweight composite tanks and complete fuel systems for use in hydrogen fuel cell electric vehicle (FCEV) applications. In addition to our hydrogen storage systems, we also manufacture and supply compressed hydrogen refueling systems and announced on January 30, 2013, that we had received an initial order for hydrogen refueling dispensers as part of a three-year partnership agreement with Linde LLC. While we continue to perform development services for OEMs with respect to hydrogen storage systems, there remains uncertainty as to when FCEVs will be commercialized, in spite of the State of California’s efforts to roll out new hydrogen refueling stations in anticipation of FCEV zero emission vehicles (ZEVs) playing a significant role in reducing California’s greenhouse gas and smog emissions. Further evidencing the uncertainty of the timing of commercialization of FCEVs, General Motors, one of our major customers for hydrogen fuel storage systems, recently cancelled the hydrogen development program we were working on with them.
In addition to our CNG and hydrogen systems, we design, develop and supply hybrid and PHEV systems, which include complete systems or sub-systems and components and are designed to improve vehicle fuel economy and performance, leverage existing gas station infrastructure, and utilize home-based battery recharging. Our proprietary control systems and software is integrated into base vehicle components such as the engine, generator, motor, inverters, battery system, power converters, and charger to provide customized hybrid drive-train technologies and systems and can be packaged utilizing different designs, technologies and subsystems.
We developed our Q-DriveTM PHEV system for Fisker Automotive’s Karma vehicle platform. Since February 2011, we have been supplying certain components used by Fisker Automotive in its Fisker Karma powertrain system pursuant to an exclusive Supply Agreement. On April 10, 2012, Fisker Automotive notified us that they believe they have the right to resource all or part of the components we are currently supplying under the exclusive Supply Agreement because, they allege, our pricing is not competitive by more than 10%. The Fisker Karma vehicle has not been in production since approximately July 2012 for reasons unrelated to us or the components we supply, and as of the date of this prospectus, we are not aware if Fisker Automotive has resourced any of the components which we supply nor are we aware of when Fisker Automotive will resume production of the Karma vehicle, if ever. In recent months it has been widely reported that Fisker Automotive is experiencing financial difficulties and that it is currently evaluating its strategic options, which could include a sale of the company or filing for bankruptcy protection.
Renewable Energy Segment
Our Renewable Energy segment consists solely of the business operations of our wholly-owned subsidiary, Schneider Power, which we acquired on April 16, 2010. Schneider Power, headquartered in Toronto, Ontario, Canada, is an independent power producer, developer of renewable energy projects and provider of related development services and is a licensed electricity generator and wholesaler. On April 20, 2012, Schneider Power acquired Zephyr Farms Limited, a single purpose entity that owns a 10 megawatt wind farm in Ontario, Canada.

In May 2012, we announced our plans to make strategic assessments of Schneider Power’s renewable energy projects and other non-core assets. In August 2012, we committed to a plan to sell Schneider Power and engaged Ardour Capital Investments, LLC to assist us with evaluating the management buy-out offer and identifying other potential opportunities and strategic alternatives for Schneider Power’s renewable energy portfolio. On May 13, 2013 we completed the sale of Schneider Power’s 1.6 MW Providence Bay wind farm and on May 29, 2013 we announced that we had entered into definitive agreements for the sale of the 10.0 MW Trout Creek development project. The closing of the Trout Creek transaction is subject to certain closing conditions. We have signed nonbinding letters of intent and continue to negotiate the terms of definitive agreements related to the sale of certain other wind farm development projects, but there are no assurances that such negotiations will be successful or when we will be able close these transactions, if at all. We are also actively pursuing the sale of other Schneider Power assets, including the 10.0 MW Zephyr wind farm operating asset.
As a result of these actions and our expectations for a completion of a sale of the business within the next year, we report the historical activities and balances of Schneider Power as discontinued operations held for sale.
Business Strategy
Our strategy is to leverage our natural gas and tier I automotive OEM supplier experience, our proprietary technologies and products and our capabilities in alternative fuel storage and fuel system integration and vehicle level assembly in order to be an industry leader in the innovation, development, production and integration of lightweight CNG storage and fuel systems solutions. Our business strategy includes:

•	Advancing our market position as a leader in lightweight tank technology through improved product branding and enhanced market profile as a “one-stop-shop” for complete CNG fuel system solutions.

•	Developing strategic relationships with natural gas market participants to support the delivery of integrated solutions.

•	Increasing our annual CNG storage tank production capacity in calendar 2013 and 2014 through capital investment and improved manufacturing processes.

•	Pursuing existing and new opportunities for our CNG storage and fuel systems solutions in the passenger vehicle and light, medium and heavy duty truck markets.

•	Further developing our existing relationships and creating new relationships with OEMs, fleets and aftermarket providers and other CNG market participants.

•	Focusing our efforts on natural gas vehicle programs with short-term, high-volume commercialization opportunities.
General
The discussion under this “About Quantum” section, and the documents incorporated by reference, include forward-looking statements. We cannot assure you that our expectations and management’s projections will prove to be correct. Various risks and other factors, including those identified in this prospectus supplement under the “Risk Factors” section, and those included in our other public filings that are incorporated herein by reference, could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements. See “Cautionary Statement Regarding Forward-Looking Information.”
Corporate Information
We were incorporated in Delaware in October 2000 as a wholly-owned subsidiary of IMPCO Technologies, Inc., which we refer to as IMPCO. We spun off from IMPCO and became a separate reporting company on July 23, 2002. Our fiscal year ends December 31. Our principal executive offices are located at 25242 Arctic Ocean Drive, Lake Forest, California 92630. Our telephone number at that location is (949) 399-4500. We maintain a web site at www.qtww.com. The contents of our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or relied upon in connection herewith.

We incurred net losses from continuing operations before income taxes of $25,180,878 and $27,857,741 for the fiscal year ended December 31, 2012 and the eight month transition period ended December 31, 2011, and $5,194,157 for the quarter ended March 31, 2013, respectively. Haskell & White LLP, our independent registered public accounting firm, have included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2012, indicating that our current liquidity position, among other factors, raises substantial doubt about our ability to continue as a going concern.
During 2012 and through the first quarter of 2013, we were not in compliance with the quarterly performance to plan financial covenant contained in our loan agreement with our senior secured lender and as of March 31, 2013, we were also not in compliance with the asset coverage ratio covenant contained in the loan agreement. On May 20, 2013, we and our senior secured lender entered into a Loan and Security Modification Agreement pursuant to which, among other things, our senior secured lender agreed to waive all events of default under the loan agreement arising from our failure to comply with the performance to plan and asset coverage ratio covenants contained in the loan agreement.

THE OFFERING

Securities Offered
This offering involves up to 6,175,480 shares of our common stock issuable upon exercise of warrants, of which 4,630,480 relate to the October 2006 Warrants and 1,545,000 relate to the January 2013 Warrants. The selling security holders may from time to time offer and sell any or all of the shares under this prospectus; however, the selling security holders are not obligated to sell the shares.

Common Stock Outstanding After the Offering if all Warrants are Exercised	62,941,243

Use of Proceeds
We will not receive any proceeds from the sale by the selling security holders of the shares covered by this prospectus. However, we will receive proceeds from the selling security holders if and when they exercise the warrants for cash. The amount of cash we would receive is dependent on the exercise price of the warrants at the time of exercise. All proceeds received by us from the exercise of warrants will be used for the purposes described in the “Use of Proceeds” section.

Risk Factors
An investment in the common stock offered under this prospectus is highly speculative and involves a number of risks. You should carefully consider the information contained in the “Risk Factors” section beginning on page 8 of this prospectus and elsewhere in this prospectus and the information we incorporate by reference before making your
investment decision.

(1) The number of shares of common stock to be outstanding after this offering is based on 56,765,763 shares of common stock outstanding on June 24, 2013, and excludes as of that date:

•	655,389 shares of common stock issuable pursuant to the exercise of outstanding options issued under our stock option plan at a weighted average exercise price of $6.57 per share;
•
38,028,787 shares of common stock issuable pursuant to the exercise or exchange of outstanding warrants (excluding the shares of common stock issuable upon exercise of the outstanding warrants covered by this prospectus) at exercise prices ranging from $0.5050 per share to $41.80 per share with a weighted-average exercise price of $2.91 per share;

•	3,121,283 shares of common stock available for future issuances under our stock option plan;
•	42,500 issued shares of common stock that are held in treasury;
•	49,998 shares of common stock issuable upon certain transfers of the outstanding Series B common stock; and
•	500,000 shares of common stock issuable upon exercise of a warrant that we are contractually obligated to issue on July 2, 2013 unless certain conditions are met on or before such date.
•	2,495,511 shares of common stock potentially issuable upon the exchange of a warrant we issued on May 16, 2013.

RISK FACTORS
Investing in our securities is speculative and involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described in this prospectus supplement, together with the risks set forth in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2012, as amended, and our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2013, which are incorporated by reference herein, and any updates to those risks or new risks contained in our subsequent Annual Reports on Form 10-K or our Quarterly Reports on Form 10-Q to be filed with the Securities and Exchange Commission, all of which we incorporate by reference herein, which may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission the future. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control and the prior information, except as modified or superseded, will no longer be a part of the prospectus.
If any of these risks actually occurs, our business could be materially harmed. These risks and uncertainties are not the only ones faced by us. Additional risks and uncertainties, including those of which we are currently unaware or that are currently deemed immaterial, may also materially and adversely affect our business, financial condition, cash flows, prospects and the price of our common stock.
Additional Risk Factors
Our stockholders are subject to significant dilution upon the occurrence of certain events which could result in a decrease in our stock price.
As of June 24, 2013, we had approximately 0.7 million and 44.2 million shares of our common stock designated for future issuance upon the exercise of outstanding options with exercise prices ranging from $0.62 to $44.60 per share and warrants with exercise prices ranging from $0.5050 to $41.80 per share, respectively. We also have a commitment to issue warrants to purchase up to 500,000 shares of our common stock on July 2, 2013 if certain debt obligations incurred by us on January 24, 2013 in the aggregate principal amount of $1.8 million have not been repaid in full. If issued, the exercise price for these warrants would be equal to the greater of (i) $0.71 and (ii) $0.01 above the consolidated closing bid price for a share of our common stock on July 1, 2013. In addition, we could issue up to approximately 2.5 million shares in settlement of the exchange of a warrant we issued on May 16, 2013.
Included in the shares of common stock designated for future issuance discussed above are the October 2006 Warrants and the January 2013 Warrants. These warrants contain a provision that, subject to certain exceptions, resets the exercise price of such warrants if at any time while such warrants are outstanding we sell or issue (or are deemed to sell or issue) shares of our common stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of our common stock at a price below the then current exercise price per share for such warrants; provided, however, with respect to the January 2013 Warrants, the price reset provision does not apply until July 2, 2013 and the exercise price cannot be reset below $0.71 per share. The October 2006 Warrants also contain a provision that upon the occurrence of a price reset, the number of shares that are subject to such warrants are increased so that the aggregate purchase price payable upon exercise of the October 2006 Warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset.
The terms of future transactions that we may negotiate may lower the exercise price of, and proportionately increase the number of shares of common stock issuable upon exercise of, the October 2006 Warrants and may lower the exercise price of the January 2013 Warrants In addition, the October 2006 Warrant exercise price may be reset lower and the number of underlying shares may be reset higher in the future based upon the terms of already completed transactions, namely the registered direct offering we completed on May 16, 2013. On June 6, 2013, Iroquois Master Fund, Ltd, a holder of one of the October 2006 Warrants and one of the selling securityholders named in this Registration Statement, initiated a lawsuit against us claiming that the registered direct offering we completed on May 16, 2013 reset the exercise price of their October 2006 Warrants from $0.5050 per share to $0.237 per share and that the number of shares underlying its October 2006 Warrants increased proportionately as a result of such reset. The Company intends to vigorously defend this lawsuit but can provide no assurance that the defense will be successful. Any future resets to the price of the October 2006 Warrants and the January 2013 Warrants and the number of shares underlying the October 2006 Warrants, whether as a result of the pending litigation or transactions negotiated by us in the future, would be dilutive to our stockholders and the amount of dilution could be substantial.
Our loan agreement with our senior secured lender contains a number of affirmative and negative covenants which could restrict the manner in which we conduct business and, if we fail to comply with such covenants, it could restrict our ability to access the full amount available under the loan agreement and result in the acceleration of the debt extended pursuant to such loan agreement.

Our loan agreement with our senior secured lender, as amended on May 20, 2013, which is secured by substantially all of the assets used in our continuing operations, contains various financial covenants and other restrictions applicable to us which could reduce our flexibility in conducting our operations by limiting our ability to borrow money and may create a risk of default on our debt if we cannot continue to satisfy these covenants, including provisions that:
• require us to satisfy financial statement delivery requirements;
• require us to meet certain financial tests. For example, our loan agreement requires us to maintain an asset coverage ratio of at least 1.25 to 1, measured on a monthly basis and to maintain an aggregate balance of eligible accounts receivable and inventory equal to or greater than the outstanding advances due under the loan agreement;
• restrict our ability and our subsidiaries' ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which we are not the surviving entity without lender consent;
• require consent for a change in control; and
• restrict our ability to pay dividends or repurchase our common stock.
As of the quarter ended March 31, 2013, our asset coverage ratio was 1.2 to 1. In connection with the loan amendment we and our senior secured lender executed on May 20, 2013, we received a waiver from our senior secured lender of the default in the asset coverage ratio. As of May 31, 2013, our asset coverage ratio was 2.09 to 1. If we are unable to comply with the covenants and other obligations under the loan agreement in the future, we would need to seek amendments and/or waivers from our senior secured lender. However, no assurance can be given that the lender would agree to any such amendments or waivers. If we default in any of the affirmative or negative covenants applicable to us or otherwise default in the loan agreement, the lender could, among other things, declare a default, accelerate the maturity date of indebtedness and, if we are unable to repay, exercise its rights under the loan agreement to, among other things, foreclose on our assets. In addition, in the event our asset coverage ratio is below 1.35 at the end of any given month, then pursuant to the terms of our loan agreement, as amended, the interest rate on the outstanding indebtedness owed to our senior secured lender will automatically increase by 0.5% until such time that our asset coverage ratio is above 1.35.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the common stock by the selling security holders pursuant to this prospectus. All proceeds from the sale of the shares will be for the account of the selling security holders.
We would receive proceeds from the exercise of the warrants held by the selling security holders for the 6,175,480 shares of common stock underlying the warrants covered by this prospectus if and when such warrants are exercised for cash. The October 2006 Warrants and the January 2013 Warrants contain a provision that resets the exercise price of such warrants if, subject to certain exceptions, we issue (or are deemed to issue) any of our securities at a price below the exercise price then in effect for such warrants; provided, however, the exercise price for the January 2013 warrants cannot be reset below $0.71 cents. Therefore, the amount of cash we would receive upon exercise of the warrants for cash cannot be definitively determined as of the date of this prospectus. We anticipate that we would use the proceeds from the cash exercise of the October 2006 Warrants and January 2013 Warrants, if any, for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.
SELLING SECURITY HOLDERS
Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the shares of common stock offered by this prospectus. We are registering the 6,175,480 shares of common stock issuable upon exercise of the warrants in order to permit the selling security holders to offer the shares for resale from time to time. The selling security holders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
The following table sets forth certain information as of June 3, 2013 (unless otherwise noted) concerning, among other things, the number of shares of common stock that may be offered from time to time by each selling security holder pursuant to this prospectus. As of June 3, 2013, we had 56,765,763 shares of common stock issued and outstanding (excluding 49,998 shares of Series B non-voting common stock). The second column lists the number of shares of common stock beneficially owned by each selling security holder, assuming the exercise of any warrants held by the selling stockholders on that date that are currently exercisable, taking into account any limitations on exercise applicable thereto. The third column lists the common stock being offered by this prospectus by the selling security holders. The fourth column assumes the sale of all of the shares offered by the selling security holders pursuant to this prospectus, and represents shares beneficially owned by the selling security holders that are not being offered pursuant to this prospectus. The fifth column is based on 56,765,763 shares of common stock outstanding as of June 3, 2013 (excluding 49,998 shares of Series non-voting common stock), and assumes all shares underlying the warrants held by the selling security holders and included in the second column have been issued to and sold by the selling stockholder as of that date. The information is based on information provided by or on behalf of the selling security holders. We have assumed for purposes of the table below that the selling security holders will sell all of their shares of common stock that may be sold under this prospectus, and that any other shares of our common stock beneficially owned by the selling security holders prior to the offering will continue to be beneficially owned after the offering.
Information about the selling security holders may change over time. In particular, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided to us information regarding their beneficial ownership. Any changed or new information given to us by the selling security holders will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.
Table of Selling Security Holders Holding Shares of Common Stock
The following table lists the selling security holders:

Name of Selling Stockholder		Number of Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock Offered	Number of Shares of Common Stock Beneficially Owned After the Offering (Assuming the Sale of all Shares Offered)	Common Stock Ownership Percentage Following the Offering
Iroquois Master Fund Ltd	(2)	2,981,383	3,727,685	3,243,029	4.90%
Hudson Bay Master Fund Ltd.	(3)	2,953,111	577	2,952,534	4.94%
Cranshire Capital Master Fund, Ltd.	(4)	775,202	324,141	451,061	*
Rockmore Investment Master Fund Ltd.	(5)	926,624	578,077	348,547	*
Gemini Master Fund, Ltd.	(6)	926,624	1,100,000	0
Brio Capital Master Fund, Ltd.	(7)	926,624	400,000	0
Ascendiant Capital Markets, LLC	(8)	45,000	45,000	0

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling security holder has the right to acquire beneficial ownership through the exercise or conversion of any stock option, warrant, preferred stock or other right within 60 days of the date of this prospectus. Notwithstanding the foregoing, the table does not identify a selling security holder as the beneficial owner of shares held by another selling security holder listed in the table. Unless otherwise indicated below, to our knowledge, all selling security holders named in the table have sole voting and investment power with respect to their shares of common stock.

(2)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. Such 2,981,383 shares of common stock includes 2,981,383 shares of common stock in the aggregate issuable upon exercise of ten warrants held by IMF. Such 2,981,383 shares of common stock excludes 4,219,309 shares of common stock in the aggregate issuable upon exercise of six warrants because each of such warrants contain a beneficial ownership limitation provision under which the holder thereof does not have the right to exercise each of such warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.9% (in the case of two of such warrants) or 4.99% (in the case of four warrants) of the common stock. Without such beneficial ownership limitation provisions, Iroquois Capital, Mr. Silverman and Mr. Abbe would be deemed to beneficially own 7,200,692 shares of common stock prior to the offering and 3,473,008 shares of common stock after the offering. This information is based upon information previously provided by the selling stockholder.

(3)
Hudson Bay Capital Management L.P., the investment manager of Hudson Bay Overseas Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Mr. Gerber disclaims beneficial ownership over these securities. Such 2,953,111 shares of common stock includes 2,953,111 shares of common stock issuable upon exercise of six warrants held by Hudson Bay Master Fund Ltd. This information is based upon information previously provided by the selling stockholder. This information is based upon information provided by the selling stockholder in an updated selling stockholder questionnaire.

(4)
Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund.

CCA is also the investment manager (i) of Cranshire Capital, L.P. (“Cranshire Capital”) and (ii) for managed accounts for Freestone Advantage Partners, LP (“Freestone”) and Freestone Advantage Partners II, LP (“Freestone II”), and CCA has voting control and investment discretion over securities held by Cranshire Capital and in the managed accounts for Freestone and Freestone II. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of an additional 24,973 shares of common stock of the issuer, consisting of (i)  21,453shares of common stock of the issuer that are issuable upon exercise of warrants held by Freestone, and (v) 3,030 shares of common stock of the issuer that are issuable upon exercise of warrants held by Freestone II. This information is based upon information previously provided by the selling stockholder.

(5)
Rockmore Capital, LLC (“Rockmore Capital”) serves as the investment manager to Rockmore Investment Master Fund Ltd. (“Rockmore Master Fund”) and in such capacity has investment discretion to vote and dispose of these shares. Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of Rockmore Master Fund and may be deemed to have investment discretion over these shares. Each of Rockmore Capital and Messrs. Bernstein and Daly, disclaims beneficial ownership of these shares. The number of shares beneficially owned prior to the offering includes 926,624 shares in the aggregate issuable upon exercise of ten warrants. This information is based upon information provided by the selling stockholder in an updated selling stockholder questionnaire.

(6)
The number of shares owned beneficially prior to the offering includes 1,100,000 shares issuable upon exercise of warrant. Gemini Strategies LLC, Inc. is the investment manager of Gemini Master Fund Ltd. and Steven Winters is the president of Gemini Strategies LLC, Inc. Each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of these shares. This information is based upon information provided by the selling stockholder in an updated selling stockholder questionnaire.

(7)
The number of shares owned beneficially prior to the offering includes 400,000 shares issuable upon exercise of a warrant. Shayne Hirsch is the director of Brio Capital Master Fund Ltd. and in such capacity has voting or investment control over these shares. Mr. Hirsch expressly disclaims any equitable or beneficial ownership of these shares. This information is based upon information provided by the selling stockholder in an updated selling stockholder questionnaire.

(8)
Ascendiant Capital Markets, LLC (“Ascendiant”) is a registered broker-dealer. The number of shares owned beneficially prior to the offering includes 45,000 shares issuable upon exercise of a warrant that was issued to Ascendiant Capital Markets, LLC as transaction based compensation for investment banking services. Bradley J. Wilhite and Mark A. Bergendahl are the managing partners of Ascendiant Capital Markets, LLC and in such capacity have voting or investment control over these shares. This information is based upon information provided by the selling stockholder in an updated selling stockholder questionnaire.

*	Percentage ownership is less than 1%.
This prospectus may be used only by the selling security holders identified above to sell the shares of common stock opposite each respective selling security holder’s name in the column entitled “Number of Shares of Common Stock Offered.” This prospectus may not be used by any selling security holder not named in this prospectus, including transferees, pledgees or donees of the selling security holders named above, prior to the effectiveness of the registration statement of which this prospectus is a part. Prior to any use of this prospectus in connection with an offering of the common stock by any unnamed security holder or future transferees, pledgees or donees from such unnamed security holders, the registration statement, of which this prospectus is a part, will be amended, as required, to set forth the name and other information about such selling security holder. Additional information for the named security holders and the information for transferees, pledgees or donees of the named security holders will be provided by supplements to this prospectus, absent circumstances indicating the change is not material. The supplement or amendment will also disclose whether any security holder selling in connection with such supplement or amendment has held any position or office with, been employed by or otherwise had a material relationship with, us or any of our affiliates during the three years prior to the date of the supplement or amendment, if such information has not been previously disclosed.
PLAN OF DISTRIBUTION
We are registering the shares of common stock to permit the resale of the shares by the selling security holders, from time to time after the date of this prospectus. We will not receive any proceeds from the sale by the selling security holders of the shares of common stock.
The selling security holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions, directly or through one or more underwriters, broker-dealers or agents. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	sales “at the market” or through a market maker or into an existing trading market, on a exchange or otherwise for such shares;

•	sales in other ways not involving market makers or established trading markets;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through put or call transactions relating to the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933, as amended.
 The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.
To the extent required by the Securities Act of 1933, as amended, or the rules and regulations thereunder, the selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling security holder for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.
The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.
We are required to pay all fees and expenses incident to the registration of the shares of common stock; however, each selling security holder will pay all underwriting discounts, concessions, commission and similar selling expenses, if any, and any related legal expenses incurred by it. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.
The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to any applicable prospectus delivery requirements of the Securities Act, as amended.
In order to comply with the securities laws of certain states, sales of securities offered hereby to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of securities offered hereby must also be made by the selling stockholders in compliance with other applicable state securities laws and regulations.
Each selling security holder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M under the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of any of the securities by the selling security holder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the securities. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
There can be no assurance that any selling security holder will sell any or all of the securities registered pursuant to the registration statement, of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK
Authorized Capital Stock
Our authorized capital stock consists of:

•	150.0 million shares of common stock, $0.02 par value, of which 0.1 million are designated as non-voting Series B common shares; and

•	20.0 million shares of preferred stock.
As of June 24, 2013, we had a total of 56,815,761 shares of common stock issued and outstanding, of which 49,998 shares are Series B common stock. No shares of preferred stock were outstanding as of such date.
Common stock
Except as set forth below, holders of all series of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights in the election of directors nor do they have subscription, conversion, redemption or preemptive rights or privileges.
Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefore. Under the terms of the notes indenture and our revolving credit facility, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.
Series B Common stock
General Motors, LLC, successor in interest to General Motors Corporation, holds all outstanding shares of our Series B common stock, which shares are not entitled to vote on any matters submitted to the vote of our stockholders except as otherwise required by law. In the event we issue additional shares of any series of common stock as a dividend or other distribution on common stock, or a subdivision or combination of such common stock into a smaller or greater number of shares, the number of outstanding shares of Series B common stock will be adjusted to that number of shares of outstanding Series B common stock that is equal to the percentage of all outstanding shares of all series of our common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to that event. Upon transfer by General Motors of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of Series B common stock will be entitled to participate ratably in dividends on common stock as declared by our board of directors. Holders of Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of common stock, to issue up to 20.0 million shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of The Nasdaq Capital Market or other organizations on whose systems our stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over common stock with respect to dividends and other distributions and upon our liquidation. Issuance of any such shares with voting powers, or issuance of additional shares of common stock, would dilute the voting power of outstanding common stock.
Outstanding Options and Warrants
As of June 24, 2013, we had 655,389 shares of common stock subject to outstanding options issued pursuant to our incentive stock plan with a weighted average price of $6.57 per share.

As of June 24, 2013, we had 44,204,267 shares issuable upon exercise of outstanding warrants, including 6,175,480 shares subject to warrants that are covered by this prospectus. The table below provides the salient terms of our outstanding warrants:

A summary of our outstanding warrants as of June 24, 2013 is as follows:

Issue Date	Expiration Date	Shares Subject to Outstanding Warrants	Exercise Price at End of Period	Exercise Price Reset Provision
October 27, 2006	April 27, 2014	5,602,879	$0.5050	(2)
June 22, 2007	December 22, 2014	257,583	$41.80	(1)
August 25, 2008	August 25, 2015	1,398,964	$38.60	(3)
August 3, 2009	August 3, 2014	32,005	$17.00	(1)
September 4, 2009	September 4, 2014	83,476	$17.00	(1)
April 30, 2010 through July 1, 2010	April 30, 2015 through July 1, 2015	222,217	$18.20	(1)
July 22, 2010	July 22, 2013	96,859	$18.20	(1)
October 13, 2010 and October 19, 2010	October 13, 2015 and October 19, 2015	36,197	$13.40	(1)
January 3, 2011	February 18, 2014	277,777	$9.00	(1)
January 12, 2011	January 12, 2014	131,892	$9.20	(1)
February 18, 2011	February 18, 2016	759,370	$6.57	(1)
February 18, 2011; Series “B”	February 18, 2016	393,933	$6.00	(1)
May 9, 2011	May 8, 2014	78,455	$2.92	(1)
May 20, 2011	May 19, 2014	90,313	$2.92	(1)
June 15, 2011	June 15, 2016	1,445,862	$3.85	(1)
June 15, 2011	June 15, 2018	45,000	$3.12	(1)
June 15, 2011	June 15, 2018	120,271	$3.85	(1)
June 20, 2011	June 20, 2016	57,079	$3.90	(1)
June 20, 2011	June 20, 2018	132	$3.90	(1)
July 6, 2011	July 6, 2016	419,729	$3.85	(1)
August 23, 2011	August 23, 2016	115,000	$3.85	(1)
September 29, 2011	September 29, 2016	550,703	$0.83	(3)
October 12, 2011	October 12, 2016	564,348	$0.83	(3)
October 17, 2011 through October 21, 2011	October 17, 2016 through October 21, 2016	76,555	$2.64	(1)
November 2, 2011	November 2, 2014	540,000	$2.12	(1)
December 21, 2011	December 21, 2016	6,315,789	$1.22	(1)
January 19, 2012	January 19, 2017	132,750	$1.22	(1)
March 20, 2012; Series “B”	March 20, 2017	5,244,000	$1.02	(1)
March 21, 2012; Series “B”	March 21, 2017	6,624,000	$1.02	(1)
May 3, 2012; Series “B”	May 3, 2017	110,450	$1.02	(1)
June 4, 2012; Series “B”	June 4, 2017	204,450	$1.02	(1)
May 7, 2012	May 7, 2019	555,556	$0.90	(1)
May 8, 2012	May 8, 2019	200,000	$0.90	(1)
June 22, 2012	June 22, 2017	4,029,851	$0.85	(1)
June 28, 2012	June 28, 2017	719,178	$0.85	(1)
July 25, 2012	July 25, 2017	2,075,825	$0.89	(1)
January 24, 2013	July 25, 2018	1,545,000	$1.00	(4)
May 16, 2013	May 16, 2018	2,950,819	$0.67	(5)
May 20, 2013	May 20, 2020	100,000	$0.62	(1)
Total warrants outstanding at June 24, 2013		44,204,267

(1)	No; contract does not provide for an exercise price reset provision.
(2)	Yes; contract provides for reset of exercise price along with increase in number of shares in connection with sales of future equity below current exercise price.
(3)	Yes; contract provides for a price reset provision; however, provision is no longer applicable.
(4)
Yes; contract provides for reset of exercise price under certain conditions, subject to a floor of $0.71; contract also provides for the issuance of additional warrants to purchase up to 500,000 shares of common stock if the remaining principal on the January 2013 Bridge Notes is not paid in full on or before July 1, 2013.

(5)
Although contract does not provide for a reset of the exercise price, the contract includes a provision in which the holder can “exchange” the warrant via a cashless exercise if our share price is trading below the current exercise price of the warrant, which could require us to satisfy the exchange by issuing up to an additional 2,495,511 of shares on a cashless basis.

The October 2006 Warrants and January 2013 Warrants contain contractual provisions which, subject to certain exceptions, reset the exercise price of such warrants if at any time while such warrants are outstanding, we sell or issue shares of our common stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of our common stock; provided, however, the exercise price for the January 2013 warrants cannot be reset below $0.71 per share. The table above reflects the exercise price of these warrants as of June 24, 2013.

The October 2006 Warrants also contain a provision that increases the number of shares of common stock subject to such warrants if and when the exercise price is reset so that the aggregate purchase price payable applicable to the exercise of the warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset. The table above reflect the number of shares issuable upon exercise of the October 2006 Warrants as of June 24, 2013. The terms of future transactions that we may negotiate may lower the exercise price of, and proportionately increase the number of shares of common stock issuable upon exercise of, the October 2006 Warrants and may lower the exercise price of the January 2013 Warrants In addition, the October 2006 Warrant exercise price may be reset lower and the number of underlying shares may be reset higher in the future based upon the terms of already completed transactions, namely the registered direct offering we completed on May 16, 2013. On June 6, 2013, Iroquois Master Fund, Ltd, a holder of one of the October 2006 Warrants and one of the selling securityholders named in this Registration Statement, initiated a lawsuit against us claiming that the registered direct offering we completed on May 16, 2013 reset the exercise price of their October 2006 Warrants from $0.5050 per share to $0.237 per share and that the number of shares underlying its October 2006 Warrants increased proportionately as a result of such reset. The Company intends to vigorously defend this lawsuit but can provide no assurance that the defense will be successful. Any future resets to the price of the October 2006 Warrants and the January 2013 Warrants and the number of shares underlying the October 2006 Warrants, whether as a result of the pending litigation or transactions negotiated by us in the future, would be dilutive to our stockholders and the amount of dilution could be substantial. We are not registering and this prospectus does not cover any additional shares that may be issuable under the October 2006 Warrant as a result of any future resets of the exercise price and corresponding increase in the number of shares underlying the October 2006 Warrants.
The common stock purchase warrant we issued on May 16, 2013 contains a provision that allows the holder, at any time after 30 days from the date of issuance through its expiration, to exchange all or part of the warrant for, at the Company’s option, cash or shares of Common Stock (provided certain conditions are satisfied), or any combination thereof, equal to an agreed up on value of $1,557,148 based on a prescribed Black-Scholes formula. In the event that the holder elects to exercise the exchange right and we settle all or part of the exchange using shares of our common stock (up to a maximum of 2,495,511 shares), the number of shares issuable would be determined by dividing the value we settle using shares of our common stock by the closing price for a share of our common stock as of two business days preceding the date of the exchange. The issuance of shares in settlement of all or part of an exchange will have a dilutive effect on our existing shareholders.
Anti Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
The following discussion concerns certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws that could be viewed as having the effect of discouraging, delaying or preventing an attempt to obtain control of our company.
Delaware Law
Under certain circumstances, Section 203 of the Delaware General Corporation Law limits the ability of an “interested stockholder” to effect various business combinations with our company for a three-year period following the time that a stockholder became an interested stockholder. An “interested stockholder” is defined as a holder of 15% or more of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

•	our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

•
upon completion of the transaction in which it became an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (subject to certain exclusions); or

•
our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Under Delaware law, unless the certificate of incorporation provides otherwise, stockholders are not permitted to call a special meeting of the stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit stockholders to call special meetings.
Certificate of Incorporation and Bylaws
Preferred Stock. Our amended and restated certificate of incorporation provides that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by the rules of The Nasdaq Capital Market or by Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which would protect the continuity of our management and render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company.
Board of Directors. Our directors, other than those who may be the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, are classified into three classes, as nearly equal in number as possible, with staggered three-year terms. Each of our directors is to hold the office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Each director holds office until his successor is duly elected and qualified.
Our amended and restated certificate of incorporation provides that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director so elected will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor has been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.
These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board of directors provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions would discourage a third party from initiating proxy contest, making a tender offer or otherwise attempting to gain control of our company.
No Stockholder Action by Written Consent; Special Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholders must effect any action required or permitted to be taken at a duly called meeting or special meeting of stockholders and that those actions may not be effected by any written consent of the stockholders. Except as otherwise required by law or by any preferred stock designation, special meetings of stockholders may be called only by a majority of the total number of directors which our company would have if there were no vacancies, by our chairman of the board of directors, or by our chief executive officer. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors, our chairman of the board of directors or our chief executive officer.
Advance Notice Procedures. Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. These stockholder notice procedures provide that only persons who are nominated by our board of directors, or by a stockholder who was a stockholder of record at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also limit the business that may be conducted at an annual meeting of stockholders to business brought by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring such business before the meeting. Under these stockholder notice procedures, for notice of a stockholder nomination for election as a director at an annual meeting to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, for the notice by the stockholder to be timely it must so be delivered not earlier than the close of business on the 120th calendar day before the annual meeting and not later than the close of business on the 90th calendar day before the annual meeting or the 10th calendar day following the day on which we first publicly announce a meeting date.
Nevertheless, if the number of directors to be elected to our board of directors is increased, and we make no public announcement naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to our secretary not later than the close of business on the 10th calendar day following the day on which we first make the public announcement. Under these stockholder notice procedures, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive notice not earlier than the close of business on the 120th calendar day before the special meeting and not later than the close of business on the later of the 90th calendar day before the special meeting or the 10th calendar day following the day of the first public announcement of the date of the special meeting and of the nominees proposed by our board of directors to be elected at the meeting.
In addition, under these stockholder notice procedures, a stockholder’s notice to us to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain specified information. If the chairman of the meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedures, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.
Amendments. Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to stockholder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies on our board of directors; and the removal of directors. Our amended and restated certificate of incorporation further provides that provisions of our amended and restated bylaws relating to the foregoing subject matters, including the stockholder notice procedures, may be amended only by the affirmative vote of the majority of the whole board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other than the provisions of our amended and restated bylaws referenced above, which will require at least 80% of the voting power, the affirmative vote of holders of at least two-thirds of the voting power of outstanding shares of voting stock, voting as a single class, is required to amend our amended and restated bylaws.
Limitation on Liability and Indemnification of Officers and Directors
Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our amended and restated certificate of incorporation also provides for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.
Our amended and restated certificate of incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
We have entered into agreements with each of our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which each may be made a party by reason of the fact that each is or was a director or officer of our company or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

The indemnification agreements also establish procedures that will apply if a claim for indemnification arises under the agreements.
We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under some circumstances.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.
Listing
Our shares of common stock are listed on the Nasdaq Capital Market under the symbol of “QTWW.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.. Their address is 1717 Arch St., Suite 1300, Philadelphia, PA 19103 and their telephone number is 1-855-793-5069.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are available to the public over the Internet at the Securities and Exchange Commission’s web site at www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference rooms located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Also, using our website, www.qtww.com, you can access electronic copies of documents we file with the Securities and Exchange Commission, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, free of charge. Information on our website is not incorporated by reference in this prospectus.
INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS
The Securities and Exchange Commission allows us to “incorporate by reference” in this prospectus certain information we file with the Securities and Exchange Commission, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be an integral part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of the offering (excluding, unless otherwise provided herein or therein, information furnished pursuant to Item 2.02 and Item 7.01 of any Current Report on Form 8-K):

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on April 1, 2013, as amended by Amendment No. 1 to our Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2013;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the Securities and Exchange Commission on May 15, 2013;

•
our Current Reports on Form 8-K filed with the Securities and Exchange Commission on June 5, 2013, May 31, 2013, May 24, 2013, May 16, 2013, May 1, 2013, March 26, 2013, March 25, 2013, and January 25, 2013;

•
the description of our common stock contained in our Form 10-12G/A filed with the Securities and Exchange Commission on July 11, 2002, including any amendment or report filed for the purpose of updating that description; and

•
all documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and before we stop offering the securities covered by this prospectus supplement and the accompanying base prospectus.

Notwithstanding the foregoing, information and documents that we elect to furnish, but not file, or have furnished, but not filed, with the Securities and Exchange Commission in accordance with its rules and regulations is not incorporated into this prospectus supplement and the accompanying base prospectus and does not constitute a part hereof.
Upon written or oral request, at no cost we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Inquiries should be directed to:
25242 Arctic Ocean Drive
Lake Forest, California 92630
Attn: Chief Financial Officer
(949) 399-4500
In addition, you may access these filings on our Web site at www.qtww.com.

LEGAL MATTERS
The validity of the shares of common stock offered hereby has been passed upon for us by Kenneth R. Lombardo, General Counsel and Corporate Secretary, of the Company.
EXPERTS
Haskell & White LLP has audited our consolidated balance sheets as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2012, and the eight month transition period ended December 31, 2011 and the financial statement schedule for the year ended December 31, 2012 and the eight month transition period ended December 31, 2011 included in our Annual Report on Form 10-K for the year ended December 31, 2012, as amended, and incorporated by reference herein, which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements. We have incorporated by reference herein our consolidated financial statements and schedule in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing.
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated statements of operations, equity, and cash flows and the financial statement schedule for the year ended April 30, 2011, included in our Annual Report on Form 10-K for the year ended December 31, 2012, as amended, and incorporated by reference herein, which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements. We have incorporated by reference herein our consolidated financial statements and schedule in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
On September 1, 2011, we dismissed Ernst & Young LLP as our independent registered public accounting firm in furtherance of our initiatives to reduce expenses. On September 2, 2011, we engaged Haskell & White LLP as our new independent registered public accounting firm effective immediately.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Our amended and restated certificate of incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except for any breach of the director’s duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any transaction from which the director derived any improper personal benefit or to the extent indemnification is not permitted under the Delaware General Corporation Law.
Our amended and restated certificate of incorporation also provides that we shall indemnify any person against all expense, liability and loss reasonably incurred by reason of the fact that he or she is or was a director or officer, or was serving at the request of our company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. This indemnification includes the right to have our company pay the expenses incurred in defending any such proceeding in advance of its final disposition.
The rights accruing to any person under our amended and restated bylaws and our amended and restated certificate of incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or pay expenses to such person in any proper case, even though not specifically provided for by our amended and restated bylaws and our amended and restated certificate of incorporation.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
The following statement sets forth the estimated amounts of expense to be borne by us in connection with the sale and distribution of the securities being offering hereby (except any underwriting commissions and discounts):

Securities and Exchange Commission Registration Fee	$529.69
Accounting Fees and Expenses	$25,000.00
Legal Fees and Expenses	$10,000.00
Total Expenses	$35,529.69

Item 15.	Indemnification of Directors and Officers
Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation also provides for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.
Our amended and restated certificate of incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
We have entered into agreements with each of our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which each may be made a party by reason of the fact that each is or was a director or officer of our company or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also establish procedures that will apply if a claim for indemnification arises under the agreements.
We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under some circumstances.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits
(a) The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-3.

Item 17.	Undertakings
(a) The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on June 26, 2013.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC. (Registrant)

By:	/s/ W. Brian Olson
W. Brian Olson, President, Chief Executive Officer (Principal Executive Officer) and Director
Power of Attorney
Each director and officer of the Registrant whose signature appears below hereby appoints W. Brian Olson and Bradley J. Timon, and each of them individually, as his or her true and lawful attorney-in-fact and agent to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, to this registration statement, and the Registrant hereby also appoints each such person as its attorney-in-fact and agent with like authority to sign and file any such amendments in its name and behalf.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ W. Brian Olson W. Brian Olson	President, Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2013

/s/ Bradley J. Timon Bradley J. Timon	Chief Financial Officer and Treasurer (Principal Financial Officer)	June 26, 2013

/s/ Thorin Southworth Thorin Southworth	Controller (Principal Accounting Officer)	June 26, 2013

/s/ Jonathan Lundy * Jonathan Lundy	Chairman of the Board	June 26, 2013

/s/ Brian A. Runkel * Brian A. Runkel	Director	June 26, 2013

/s/ G. Scott Samuelsen * G. Scott Samuelsen	Director	June 26, 2013

/s/ Carl E. Sheffer * Carl E. Sheffer	Director	June 26, 2013

/s/ Paul E. Grutzner * Paul E. Grutzner	Director	June 26, 2013

* By:	/s/ Bradley J. Timon
Bradley J. Timon
Attorney-in-fact

Item 16.	Exhibits and Financial Statement Schedules.

(a)	EXHIBIT INDEX
The following exhibits are filed with this Registration Statement:

4.1
Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 10 (File No. 000-49629), which was filed with the Securities and Exchange Commission on February 13, 2002).

4.2
Form of “A” Warrant issued on October 27, 2006 (incorporated herein by reference to Exhibit 4.1.2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2006).

4.3
Form of Warrant issued on January 24, 2013, together with the Pipefund Standard Warrant Terms (incorporated herein by reference to Exhibits 10.5 and 10.6 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2013).

5.1*	Opinion of Kenneth R. Lombardo, General Counsel of the Registrant.

23.1*	Consent of Haskell & White LLP

23.2*	Consent of Ernst & Young, LLP
23.3	Consent of Kenneth R. Lombardo (included in Exhibit 5.1)

24.1	Power of Attorney (included in signature page of this registration statement)

*	- Filed herewith